UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Eaton Vance Municipal Bond Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

27827X101
(CUSIP Number)

Daniel L. Lippincott, CFA, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 27827X101

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,746,676
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 8,746,676
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,746,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.95%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 27827X101

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 479,992*
	8	SHARED VOTING POWER 155,308*
	9	SOLE DISPOSITIVE POWER 479,992*
	10	SHARED DISPOSITIVE POWER 155,308*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 635,300*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN
*See Items 2 and 5.

CUSIP NO. 27827X101

Item 1.	Security and Issuer.

This statement relates to the Common of Eaton Vance Municipal Bond Fund (the "Shares"), a Delaware Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is Two International Place, Boston, MA 02110.

CUSIP NO. 27827X101

Item 2.	Identity and Background.

a) This statement is filed by:
  (i) Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"); and

  (ii) George W. Karpus, the President and CEO of Karpus. Mr. Karpus owns Shares individually and may be deemed the beneficial owner of Shares held by Karpus Management, Inc., The Karpus Family Foundation, Inc., Karpus Investment Management Profit Sharing Plan Fund B - Conservative Bond Fund, Great Loop Capitive Insurance, Inc. Restricted Account and Great Loop Captive Insurance, Inc. Unrestricted Account (collectively, the "Karpus Entities").

  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

  Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons' knowledge, except as otherwise set on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of the Reporting Persons is 183 Sully's Trail, Pittsford, New York 14534.

(c) The principal business of Karpus is serving as a registered investment adviser who provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts, and others. The principal occupation of Mr. Karpus is serving as the President and CEO of Karpus.

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Karpus is organized under the laws of the State of New York. Mr. Karpus is a citizen of the United States of America.

CUSIP NO. 27827X101

Item 3.	Source and Amount of Funds or Other Consideration.

Karpus, an independent registered investment advisor, has accumulated 8,746,676 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents 10.95% of the outstanding Shares. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 8,746,676 Shares beneficially owned by Karpus Investment Management is approximately $104,044,978, excluding brokerage commissions. Such Shares were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

The aggregate purchase price of the 635,300 Shares held by Mr. Karpus and the Karpus Entities is approximately $7,771,228, excluding brokerage commissions. Such Shares were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

CUSIP NO. 27827X101

Item 4.	Purpose of Transaction.

Karpus, an indepependent registered investment advisor, with a specialty focus in closed-end funds, believes that the profile of the Issuer fit the investment guidelines for various Accounts. Shares have been acquired since November 15, 2013.

On February 28, 2019, Karpus entered into an agreement which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

CUSIP NO. 27827X101

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 79,862,386 Shares outstanding, which is the total number of Shares outstanding as of December 31, 2018 as reported by Bloomberg Finance, L.P. and through filings made by the Issuer.

A ..	Karpus Investment Management

(a)	As of the close of business on February 28, 2019, Karpus Investment Management beneficially owned 8,746,676 Shares held in the Accounts.

Percentage: 10.95%

(b)	1. Sole power to vote or direct vote: 8,746,676
2. Shared power to vote or direct vote: -
3. Sole power to dispose or direct the disposition: 8,746,676
4. Shared power to dispose or direct the disposition: -

(c)	The transactions in the Shares by Karpus Investment Management over the last 60 days are set forth in Schedule B and incorporated herein by reference.

B ..	George W. Karpus

(a)
As of the close of business on February 28, 2019 , George W. Karpus beneficially owned 479,992 Shares. In addition, George W. Karpus may be deemed to beneficially own the 155,308 Shares held in the Karpus Entities.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 479,992
2. Shared power to vote or direct vote: 155,308
3. Sole power to dispose or direct the disposition: 479,992
4. Shared power to dispose or direct the disposition: 155,308

(c)	Neither George W. Karpus nor the Karpus Entities have had any transactions in the Shares for the past 60 days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 27827X101

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On February 28, 2019, Karpus entered into an agreement, referenced in Item 4, above, and attached as Exhibit 99.1 hereto.

On February 28, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 27827X101

Item 7.	Material to be Filed as Exhibits.

99.1	Agreement dated February 28, 2019.
99.2	Joint Filing Agreement By and Between Karpus Management, Inc. and George W. Karpus, dated February 28, 2019.

CUSIP NO. 27827X101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   March 1, 2019

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel L. Lippincott, CFA
	Name:	Daniel L. Lippincott, CFA
	Title:	Director of Investment Personnel and Senior Tax-Sensitive Manager

/s/ George W. Karpus
GEORGE W. KARPUS

CUSIP NO. 27827X101

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	10,900 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott, CFA	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	0 Shares

CUSIP NO. 27827X101

SCHEDULE B

Transactions in the Shares over the last 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	32,568	$11.61	1/25/2019
Purchase of Common Stock	8,598	$11.56	1/28/2019
Sale of Common Stock	(2,900)	$11.54	1/29/2019
Purchase of Common Stock	39,798	$11.56	1/30/2019
Purchase of Common Stock	22,693	$11.65	1/31/2019
Purchase of Common Stock	25,300	$11.67	2/1/2019
Purchase of Common Stock	12,102	$11.66	2/4/2019
Purchase of Common Stock	5,966	$11.66	2/5/2019
Purchase of Common Stock	13,823	$11.67	2/6/2019

CUSIP NO. 27827X101

EXHIBIT 99.1

STANDSTILL AGREEMENT

This Standstill Agreement (the "Agreement") is made and entered into effective as of the 28th day of February 2019 by and among Eaton Vance Management ("EVM"), Karpus Management, Inc. (d/b/a Karpus Investment Management) ("Karpus Management") (together, the "Parties," and each a "Party"). Karpus Management is entering this Agreement for and on behalf of itself, each of its present and future affiliates (as defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act")), including George W. Karpus, and each of its present and future directors, officers and employees, and entities and accounts, whether such entities or accounts now exist or are organized in the future, that any such person, entity or account controls directly or indirectly, or with respect to which such person or entity exercises voting discretion, including any such entities and accounts holding common or preferred shares of Eaton Vance Municipal Bond Fund ("EIM") and/or Eaton Vance Municipal Bond Fund II ("EIV"), each a registered closed-end investment company, and/or the registered closed-end investment companies listed on Appendix A (each referred to herein as a "Fund" and collectively the "Funds")(collectively referred to herein as "Karpus").

WHEREAS, EVM is an investment adviser registered with the Securities and Exchange Commission ("SEC") under the Investment Advisers Act of 1940, as amended, and is the investment adviser to the Funds and certain other registered investment companies;

WHEREAS, pursuant to a Registration Statement on Form N-14 filed with the SEC by EIM on November 7, 2018, EIV is soliciting proxies for a Special Meeting of Shareholders at which EIV shareholders are being asked to approve an Agreement and Plan of Reorganization by and between EIV and EIM ("Special Meeting") and pursuant to which EIV would be merged into EIM as discussed therein (the "Reorganization");

WHEREAS, such Special Meeting has been adjourned to February 28, 2019 and may be further adjourned or postponed as necessary to seek to obtain shareholder approval of the Reorganization;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the Parties hereto agree as follows:

1. EVM.(a) After the execution and delivery of this Agreement by each Party and following approval by the shareholders of EIV of the Reorganization, EVM represents that it will use its best efforts, consistent with its fiduciary duties, to present the Board of Trustees of EIM (the "Board") with information and a proposal to enable the Board to approve:
    (i) a tender offer for 10% of the outstanding common shares of EIM on the date of the commencement of the tender offer (or such lesser amount that is properly tendered and not withdrawn) at not less than 98% of EIM's net asset value per share ("NAV") (the "Tender Offer");
    (ii) a conditional tender offer (the "Initial Conditional Tender Offer") for EIM's outstanding common shares subject to the following terms: if during a 120-day period announced by EIM, commencing as soon as reasonably practicable after the Tender Offer closes, EIM's shares trade at an average discount to its NAV of more than 6% (based upon the average of the difference between its volume-weighted average market price and NAV each business day during the period) (the "First Trigger Event"), EIM shall conduct the Initial Conditional Tender Offer. The Initial Conditional Tender Offer shall be for 5% of EIM's common shares outstanding on the commencement date of the Initial Conditional Tender Offer (or such lesser amount that is properly tendered and not withdrawn) at a price of 98% of EIM's NAV. The Initial Conditional Tender Offer would commence within 30 days of the end of the calendar month in which the First Trigger Event occurs.
    (iii) an additional conditional tender offer (the "Additional Conditional Tender Offer") for EIM's common shares if the First Trigger Event Occurs and Initial Conditional Tender Offer is consummated subject to the following terms: if during a 120-day period announced by EIM, EIM's shares trade at an average discount to its NAV of more than 6% (based upon the average of the difference between its volume-weighted average market price and NAV each business day during the period) (the "2nd Trigger Event"), EIM shall conduct the Additional Conditional Tender Offer. The Additional Conditional Tender Offer shall be for 5% of EIM's common shares outstanding on the commencement date of the Additional Conditional Tender Offer (or such lesser amount that is properly tendered and not withdrawn) at a price of 98% of EIM's NAV. The Additional Conditional Tender Offer would commence within 30 days of the end of the calendar month in which the 2nd Trigger Event occurs. For the avoidance of doubt, if the Initial Conditional Tender Offer is not consummated then EIM will not announce a second 120-day period and will not commence the Additional Conditional Tender Offer.
  (b) EVM also agrees to recommend to the Board that a press release announcing the approval of the Tender Offer, the Initial Conditional Tender Offer and the Additional Conditional Tender Offer by EIM be issued within a reasonable period after Board approval ("Initial Announcement").
  (c) If either (i) the Reorganization is not approved by EIV's shareholders or (ii) an Initial Announcement of EIM's Tender Offer has not been issued within 30 days of the date on which the Reorganization is so approved, this Agreement shall be deemed to be void and have no further force and effect. The Parties acknowledge and agree that the Reorganization is intended to be tax free for federal income tax purposes and in that connection EIM must meet certain requirements under the Internal Revenue Code, including the continuity of shareholder interests test.
2. Karpus.(a) Karpus hereby agrees that it will not, directly or indirectly, submit any shareholder proposal or nomination during the Restricted Period (as defined below).
  (b) Upon request from EVM or either of the Funds, Karpus hereby agrees to certify to EVM the number of shares that (i) it owns of EIV and EIM as of the Special Meeting; and (ii) it submits in the Tender Offer or any Initial Conditional Tender Offer or Additional Conditional Tender Offer indicating the manner in which it acquired such shares (e.g., cash purchase or acquired through the Reorganization or any other reorganization to which EIM was a party in 2018 or 2019, in such case identifying the fund that participated in such reorganization with EIM).
  (c) As used herein, "Restricted Period" means 3 years from the date of the Initial Announcement.
  (d) During the Restricted Period, if Karpus owns securities of a Fund as of the date of this Agreement or acquires or otherwise holds or controls shares during the Restricted Period, it will be a "Passive Investor" (as described below). Karpus will not acquire beneficial ownership of any additional securities of EIV or EIM prior to the Initial Announcement.
  (e) Being a Passive Investor shall mean that during the Restricted Period Karpus will not, directly or indirectly, with respect to any Fund: (i) submit any shareholder proposals for the vote or consent (collectively, "vote") of shareholders (whether pursuant to Rule 14a-8 under the Exchange Act or otherwise) or any proposal for consideration by such Fund's Board of Trustees (with respect to any Fund, including EIM, the "Fund Board") or seek to call a shareholder meeting; (ii) nominate any candidate for election as a trustee or otherwise seek appointment to or representation on the Fund Board or seek removal of any Fund Board member; (iii) solicit proxies or make, participate in or encourage any "solicitation" (as such terms are used in the proxy rules of the SEC but without regard to the exclusion set forth in Rule 14a-1(l)(2)(iv) under the Exchange Act from the definition of "solicitation") for proxies for any shareholder proposals or nominations of candidates for election as trustees or take any action resulting in Karpus becoming a "participant" in any "election contest" (as such terms are defined in the proxy rules of the SEC); or (iv) form or join in any partnership, syndicate or other group, including, without limitation, a "group" as defined under Section 13(d) of the Exchange Act with respect to such Fund, or deposit such Fund shares in a voting trust, arrangement or agreement, or subject such Fund shares to a voting trust, arrangement or agreement.

Being a Passive Investor shall also mean that, during the Restricted Period, Karpus shall not, either directly or indirectly, explicitly or implicitly, publicly or privately: (a) encourage, recommend, advise, finance or urge others to put forward shareholder proposals, including any proposal to terminate or replace the investment adviser or sub-adviser of the Fund, or nominations with respect to trustees of such Fund or otherwise have discussions or enter into any arrangements with any other person in connection with any of the foregoing as they relate to such Fund; (b) indicate support or approval for any shareholder proposals or nominations relating to such Fund (other than voting in accordance with the immediately following clause (c)); (c) cause or permit shares of such Fund that Karpus directly or indirectly has the power to vote or direct the vote of, to be voted on any matter in any way other than in accordance with the recommendations of such Fund Board, or to be withheld from or otherwise abstain from voting on any such matter; provided, however, that, with respect to fundamental investment policy changes, Karpus shall have discretion to vote against such measures if it deems such proposed changes are not in its clients' best interests; (d) solicit or encourage others to vote against any matter recommended by such Fund Board; (e) otherwise act, alone or in concert with others, to seek to control the management, Fund Board or policies of such Fund; (f) threaten to bring or pursue or bring or pursue any suit, regulatory action or proceeding against EVM or any of its subsidiaries or affiliates, such Fund, or the Fund Board, Fund Board members or investment adviser or sub-adviser, other than against EVM for alleged violations of the Agreement; or (g) take or seek to take, or cause or seek to cause or solicit others to take, any action inconsistent with any of the foregoing as they relate to such Fund.

3. The Parties acknowledge and agree that this Agreement will be filed as an exhibit to an amendment to the Schedule 13D, relating to EIV filed by Karpus. In the event that any Party to this Agreement is requested or required to disclose any information regarding matters covered by this Agreement not already in the public domain (the "Information"), such person, if permitted, shall provide the other Party with prompt written notice of such request or requirement so that such notified person may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement; provided that no notice will be required regarding disclosures to clients by Karpus contemplated in the proviso at the end of the preceding paragraph. If, in the absence of a protective order or other remedy or the receipt of a waiver the disclosing Party is nonetheless, in the opinion of its counsel, compelled by law or regulation to disclose some or all of the Information, the Party required to make such disclosure may, without liability hereunder, disclose only that portion of the Information which such counsel advises is required by law or regulation to be disclosed, provided that the disclosing Party exercises reasonable efforts to preserve the confidentiality of the Information, including, without limitation, by cooperating with the person seeking to protect the Information to obtain an appropriate protective order; provided, however, that all costs (including any reasonable legal fees incurred by the disclosing Party) that relate to obtaining such protective order shall be borne by the person seeking to keep such Information confidential.

4. Any notices and other communications hereunder shall be delivered by email, with a copy by personal delivery, overnight delivery or ordinary mail, directed as follows:

If to EVM, by delivery to:

      Maureen A. Gemma
      Eaton Vance Management
      Two International Place
      Boston, MA 02110
      Email: mgemma@eatonvance.com
If to Karpus, by delivery to:

      Brett Gardner
      Karpus Management, Inc.
      183 Sully's Trail
      Pittsford, NY 14534
      Email: brett@karpus.com
If to Karpus, by delivery to:

      Adam W. Finerman, Esq.
      Olshan Frome Wolosky LLP
      1325 Avenue of the Americas
      New York, New York 10019
      Email: afinerman@olshanlaw.com
Such addresses may be changed from time to time by means of a notice given in the manner provided above. Delivery for all notices and other communications (other than legal process) hereunder shall be deemed effective upon receipt of such communication by personal delivery, overnight delivery or mail. Delivery solely to outside counsel shall not constitute duly given notice to any Party hereto.

5. The Parties agree that breach of this Agreement may cause immediate and irreparable harm and that, in the event of breach or threatened breach of this Agreement, each Party shall be entitled to seek injunctive and other equitable relief without proof of actual damages in addition to any other remedies as may be available at law or in equity. Each Party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. All rights under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to either Party at law or in equity.

6. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective agents, executors, heirs, successors and permitted assigns.

7. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby. Each Party hereto hereby irrevocably and unconditionally submits to the exclusive jurisdiction of the State and Federal courts located in Monroe County, New York, United States of America in any action or proceeding arising out of or relating to this Agreement, and agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, such Federal court. A final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suits in the judgment or in any other manner provided by law. The Parties hereto irrevocably and unconditionally waive any objection which they may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to the Agreement in any State or Federal court in the County and State of New York.

8. This Agreement constitutes the entire agreement between the Parties hereto regarding the subject matter hereof. No representations, warranties, or inducements have been made by any Party hereto concerning this Agreement other than those contained and memorialized herein. No amendments, changes or modifications may be made to this Agreement without the express written consent of each of the Parties hereto. If any term or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms and provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. No failure or delay by a Party in exercising any right hereunder or any partial exercise thereof shall operate as a waiver thereof or preclude any other or further exercise of any right hereunder. No waiver, express or implied, by any Party of any breach or default by any other Party in the performance by the other Party of its obligations under this Agreement shall be deemed or construed to be a waiver of any other breach or default, whether prior, subsequent, or contemporaneous, under this Agreement. Any waiver must be in writing and executed by the Party against whom the waiver is sought to be charged. This Agreement is binding upon the Parties and upon their respective successors and permitted assignees; however, neither this Agreement nor any of the benefits of this Agreement shall be assigned by either Party without the prior written consent of the other.

9. EVM is a Massachusetts business trust formed under a declaration of trust. Karpus acknowledges and agrees that in dealing with EVM, Karpus must look solely to the property of EVM for satisfaction of claims of any nature against them, as neither the trustees, officers, employees nor shareholders of EVM assume any personal liability in connection with its business or for obligations entered into on its behalf.

10. Each party hereto has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder, and entry into this Agreement and performance of the obligations hereunder will not result in any violation of any agreement, order or judgment to which it is bound or to which any of its assets is subject, or any order, rule, or regulation applicable to it of any court or any governmental body or administrative agency having jurisdiction over it which would have a material adverse effect on its ability to consummate the transactions contemplated by this Agreement.

11. This Agreement may be executed in counterparts each of which shall be deemed an original, and when taken together all such counterparts shall be deemed to constitute one and the same document.

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel L. Lippincott
	Name:	Daniel L. Lippincott, CFA
	Title:	Director of Investment Personnel

EATON VANCE MANAGEMENT

By:	/s/ Maureen Gemma
	Name:	Maureen Gemma
	Title:	Vice-President

Appendix A

Fund (Ticker)(Listing Exchange)

Eaton Vance California Municipal Bond Fund (EVM) (NYSE American)

Eaton Vance California Municipal Income Trust (CEV) (NYSE American)

Eaton Vance Municipal Bond Fund (EIM) (NYSE American)

Eaton Vance Municipal Income 2028 Term Trust (ETX) (NYSE)

Eaton Vance Municipal Income Trust (EVN) (NYSE)

Eaton Vance National Municipal Opportunities Trust (EOT) (NYSE)

Eaton Vance New York Municipal Bond Fund (ENX) (NYSE American)

Eaton Vance New York Municipal Income Trust (EVY) (NYSE American)

Eaton Vance Limited Duration Income Fund (EVV) (NYSE American)

Eaton Vance Short Duration Diversified Income Fund (EVG) (NYSE)

CUSIP NO. 27827X101

EXHIBIT 99.2

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto), dated the date hereof, with respect to the shares of Common Stock of the Eaton Vance Municipal Bond Fund. This Joint Filing Agreement shall be filed as an Exhibit to such statement.

February 28, 2019

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel L. Lippincott
	Name:	Daniel L. Lippincott, CFA
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
George W. Karpus